



28 February 2007

By Courier





U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL's Full Year Financial Statement and Dividend Announcement
2) Presentation on NOL 2006 Full Year Results by NOL Group President & Chief Executive Officer
3) Notification pursuant to Rule 704(11) of the Listing Manual
4) NOL to partner with SITC in Qingdao container terminal venture

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 28Feb07.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Full Year * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Feb-2007 17:20:52
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	29-12-2006

Attachments:

- NOL_Full_Year_2006_Financial.pdf
- NOL_Full_Year_2006_Media_Release.pdf
- NOL_Full_Year_2006_Corporate_Presentation.pdf

Total size = **1491K**
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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 29 December 2006

1.(a)(i) Consolidated Income Statement

	Group		
	2006 US$'000	2005 US$'000	% Increase/ (Decrease)
Revenue	7,263,500	7,271,060	(0)
Cost of sales	(6,135,304)	(5,678,185)	8
Gross profit	1,128,196	1,592,875	(29)
Other gains (net)			
- Miscellaneous	30,522	62,806	(51)
- Finance and investment income	29,129	31,723	(8)
Expenses			
- Administrative	(720,725)	(691,645)	4
- Finance	(45,994)	(53,304)	(14)
- Other operating	(52,561)	(84,493)	(38)
- Impairment in value of goodwill arising on consolidation	(99,999)	-	N/M
Share of results of associated companies	1,640	12,928	(87)
Share of results of joint ventures	2,637	3,231	(18)
Profit before income tax	272,845	874,121	(69)
Income tax credit/(expense)	100,390	(62,595)	N/M
Net profit for the financial year	373,235	811,526	(54)
Attributable to:			
Equity holders of the Company	363,743	803,872	(55)
Minority interest	9,492	7,654	24
	373,235	811,526	(54)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	2006 US$'000	2005 US$'000	% Increase/ (Decrease)
(A) Investment Income	60	6,360	(99)
(B) Other Income including Interest Income [1]	49,231	82,685	(40)
(C) Interest on Borrowings	(37,502)	(40,002)	(6)
(D) Depreciation and Amortisation	(247,212)	(246,813)	0
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(21,429)	(9,346)	129
(F) (Provision for)/Write-back of Impairment in Value of Investments	(6,908)	380	N/M
(G) Write-off of Net Deferred Tax Assets [2]	(24,062)	-	N/M
(H) Foreign Exchange Gain/(Loss)	14,334	(5,964)	N/M
(I) Adjustment for Over Provision for Tax in Prior Years [2,3]	125,639	1,107	11,250
(J) Profit on Sale of Investments and Property, Plant and Equipment [1]	12,291	25,415	(52)

[1] Items under 1.(a)(ii)(J) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005.
[2] Items under 1.(a)(ii)(G) are included as part of 1.(a)(ii)(I).
[3] Includes write-back due to adoption of tonnage tax regime in Q3 2006.

N/M : not meaningful

1.(b)(i) Balance Sheets

	Group			Company		
	29 Dec 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)	29 Dec 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	694,313	1,160,946	(40)	26,111	9,099	187
Trade and other receivables	907,085	859,722	6	735,454	1,701,077	(57)
Inventories at cost	101,567	97,898	4	-	-	0
Derivative financial instruments	45,225	-	N/M	41,526	-	N/M
Other current assets	36,491	40,978	(11)	551	653	(16)
Total current assets	1,784,681	2,159,544	(17)	803,842	1,710,829	(53)
Non-current Assets						
Investments in subsidiaries	-	-	0	1,007,739	1,010,244	(0)
Investments in associated companies	8,736	5,898	48	24	23	4
Investments in joint ventures	17,112	16,585	3	-	-	0
Available-for-sale financial assets	323	14,862	(98)	11	13,589	(100)
Property, plant and equipment	2,191,479	2,259,778	(3)	47,153	51,519	(8)
Deferred charges	3,311	1,887	75	-	-	0
Intangible assets	26,115	27,492	(5)	26	35	(26)
Goodwill arising on consolidation	121,454	221,453	(45)	-	-	0
Deferred income tax assets	43,786	34,366	27	-	-	0
Derivative financial instruments	-	28,851	(100)	-	28,851	(100)
Other non-current assets	73,889	44,186	67	3,098	3,509	(12)
Total non-current assets	2,486,205	2,655,358	(6)	1,058,051	1,107,770	(4)
TOTAL ASSETS	4,270,886	4,814,902	(11)	1,861,693	2,818,599	(34)
LIABILITIES						
Current Liabilities						
Trade and other payables	915,633	871,247	5	86,703	50,449	72
Current income tax liabilities	36,364	65,638	(45)	18,166	11,182	62
Borrowings	141,683	197,077	(28)	8,539	6,763	26
Provisions	47,029	35,520	32	926	860	8
Deferred income	4,637	4,637	0	-	-	0
Derivative financial instruments	67,132	14,058	378	41,526	476	8,624
Other current liabilities	178,472	184,211	(3)	-	-	0
Total current liabilities	1,390,950	1,372,388	1	155,860	69,730	124
Non-current Liabilities						
Borrowings	530,412	510,261	4	-	324,474	(100)
Provisions	115,987	91,191	27	-	-	0
Deferred income	5,478	10,543	(48)	-	-	0
Deferred income tax liabilities	17,148	137,509	(88)	10,329	10,313	0
Other non-current liabilities	68,816	67,102	3	-	-	0
Total non-current liabilities	737,841	816,606	(10)	10,329	334,787	(97)
TOTAL LIABILITIES	2,128,791	2,188,994	(3)	166,189	404,517	(59)
NET ASSETS	2,142,095	2,625,908	(18)	1,695,504	2,414,082	(30)
EQUITY						
Share capital	822,066	814,447	1	822,066	814,447	1
Share premium	-	556,586	(100)	-	556,586	(100)
Treasury shares [4]	(2,482)	(1,399)	77	-	-	0
Retained earnings	1,280,755	1,222,706	5	852,015	1,020,722	(17)
Other reserves	8,378	12,733	(34)	21,423	22,327	(4)
Capital and reserves attributable to equity holders of the Company	2,108,717	2,605,073	(19)	1,695,504	2,414,082	(30)
Minority interest	33,378	20,835	60	-	-	0
TOTAL EQUITY	2,142,095	2,625,908	(18)	1,695,504	2,414,082	(30)
Net current assets	393,731	787,156	(50)	647,782	1,641,099	(61)

[4] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group

As at 29 December 2006	Secured bank loans [$]	Unsecured bank loans	Secured finance lease liabilities [$]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,980	135,468	235	141,683
Amount repayable in :				
2008	6,651	-	50	6,701
2009	7,051	-	10	7,061
2010	7,410	-	10	7,420
2011	7,787	-	-	7,787
Thereafter	58,317	443,126	-	501,443
	93,196	578,594	305	672,095

As at 30 December 2005	Secured bank loans [$]	Unsecured bank loans	Secured finance lease liabilities [$]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,585	191,093	399	197,077
Amount repayable in :				
2007	5,891	-	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	-	14	6,566
2010	6,911	-	8	6,919
Thereafter	67,375	92,605	1	159,981
	98,544	608,172	622	707,338

[$] The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group are as follows:

The Group

As at 29 December 2006	Vessels	Containers	Terminals	Chassis	Others [#]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	485,977	37,194	76,823	31,105	62,029	693,128
Amount repayable in :						
2008	513,070	20,230	73,858	28,640	49,031	684,829
2009	487,785	12,084	69,960	14,987	40,275	625,091
2010	435,846	512	69,587	9,737	25,618	541,300
2011	418,666	-	69,893	8,684	18,827	516,070
Thereafter	1,655,514	-	880,948	28,052	44,378	2,608,892
	3,996,858	70,020	1,241,069	121,205	240,158	5,669,310

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [#]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in :						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	-	838,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

[#] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) Consolidated Cash Flow Statement

	Group	
	2006	2005
	US$'000	US$'000
Cash Flows from Operating Activities		
Profit before income tax	272,845	874,121
Adjustments for :		
Amortisation of non-current assets and deferred income	2,466	4,261
Depreciation of property, plant and equipment	244,746	242,552
Fair value gains on interest collars: not qualifying as hedges	(15)	(3,005)
Fair value losses on cross currency interest rate swaps: fair value hedge	2,037	14,514
Fair value losses on cross currency interest rate swaps: cash flow hedge	1,588	-
Fair value gains on long term borrowings: fair value hedge adjustment on bond	(257)	(9,494)
Fair value gains on forward foreign exchange contracts: not qualifying as hedges	(50)	-
Interest expense	37,502	40,002
Interest income	(23,794)	(25,295)
Investment income	(60)	(6,360)
Share-based compensation costs	9,981	16,821
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(703)	443
Write-off of intangible assets	-	8,677
Net profit on disposal of property, plant and equipment	(7,437)	(16,138)
Net loss on disposal of intangible assets	102	-
Net profit on disposal of subsidiaries	(2,295)	(219)
Net loss/(profit) on disposal of associated companies	20	(8,659)
Net profit on disposal of available-for-sale financial assets	(2,579)	(399)
Net provision for impairment of loans and non-trade debts to associated companies	2,412	3,490
Net provision for/(write-back of) impairment of loans receivable	2,906	(1,256)
Net write-back of provision for impairment in value of property, plant and equipment	(555)	(3,971)
Net provision for impairment in value of a joint venture company	2,075	-
Net write-back of provision for impairment in value of other non-current investments	-	(606)
Provision for impairment in value of available-for-sale financial assets	4,833	-
Impairment in value of goodwill arising on consolidation	99,999	-
Net provision for restructuring and termination costs	13,171	16
Net provision for insurance, litigation and other claims, net of reimbursement of US$11.2m (2005: US$6.0m)	28,821	1,157
Net provision for drydocking costs	1,223	2,624
Net provision for onerous contract - leased premises	-	96
Net (write-back of)/provision for impairment of other non-current assets	(344)	6,256
Share of results of associated companies	(1,640)	(12,928)
Share of results of joint ventures	(2,637)	(3,231)
Unrealised translation losses/(gains)	201	(998)
Operating cash flow before working capital changes	684,562	1,124,471
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	(64,609)	36,603
Inventories	(3,869)	(28,126)
Payables	14,598	85,845
Net amount due from associated companies	(2,664)	(3,514)
Cash generated from operations	628,018	1,215,279
Interest paid	(34,725)	(41,346)
Interest received	23,811	24,257
Net income tax paid	(57,239)	(51,204)
Net cash inflow from operating activities	559,865	1,146,986
Cash Flows from Investing Activities		
Net (repayment of)/proceeds from loans receivable	(2,771)	2,987
Investment income received	60	6,360
Additions in other non-current investments	(1,178)	(386)
Dividends received from associated company and joint venture	2,127	-
Investment in a joint venture	(94)	-
Purchase of property, plant and equipment	(172,386)	(204,098)
Purchase of intangible assets	(5,533)	(10,947)
Proceeds from disposal of property, plant and equipment	12,725	39,200
Proceeds from disposal of associated companies	-	3,675
Proceeds from disposal of available-for-sale financial assets	4,306	569
Proceeds from disposal of other non-current investments	9	-
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed [7]	2,238	(210)
Net cash outflow from investing activities	(160,497)	(162,850)
Cash Flows from Financing Activities		
Proceeds from borrowings	414,745	192,274
Net contribution from employees for purchase of treasury shares by the employee benefit trust	23	-
Capital distribution to equity holders	(824,756)	-
Dividends paid to equity holders	(36,752)	(391,472)
Dividends paid to minority interest	(2,166)	(1,785)
Capital contribution by minority interest	5,527	228
Proceeds from issue of new ordinary shares	3,788	2,059
Repayment of borrowings	(125,940)	(298,006)
Net payment for early redemption of bond and termination of cross currency interest rate swap	(298,204)	-
Payment of costs incurred in connection with long term financing	(2,266)	(1,015)
Net cash outflow from financing activities	(866,001)	(497,717)
Net (decrease)/increase in cash and cash equivalents	(466,633)	486,419
Cash and cash equivalents at beginning of financial year	1,160,946	674,527
Cash and cash equivalents at end of financial year	694,313	1,160,946

1.(c) Consolidated Cash Flow Statement (continued)

[7] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group	
	2006	2005
	US$'000	US$'000
Net assets disposed :		
Other non-current assets	540	8
Current assets	1,646	1,351
Current liabilities	(54)	(499)
Net attributable assets disposed	2,132	860
Less : Minority interest	(36)	-
Add : Foreign currency translation reserve	(733)	13
	1,363	873
Net profit on disposal of subsidiaries	2,295	219
Net proceeds from disposal of subsidiaries	3,658	1,092
Less : Cash of subsidiaries disposed	(1,420)	(1,302)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	2,238	(210)

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Share premium	Treasury shares [8]	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [9]	3,530	(3,530)	-	-	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	(1,399)	953,764	10,939	20,835	1,803,029
Cash flow hedges	-	-	-	-	(9,719)	-	(9,719)
Net fair value losses on available-for-sale financial assets	-	-	-	-	(7,980)	-	(7,980)
Tax on fair value gains and losses	-	-	-	-	753	-	753
Currency translation differences	-	-	-	-	6,330	(274)	6,056
Net losses recognised directly in equity	-	-	-	-	(10,616)	(274)	(10,890)
Net profit for the financial year	-	-	-	363,743	-	9,492	373,235
Total gains/(losses) recognised for the financial year	-	-	-	363,743	(10,616)	9,218	362,345
Dividends to equity holders	-	-	-	(36,752)	-	-	(36,752)
Dividends to minority interest	-	-	-	-	-	(2,166)	(2,166)
Capital contribution by minority interest	-	-	-	-	-	5,527	5,527
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	9,320	-	9,320
- proceeds from shares issued	3,176	-	-	-	(1,265)	-	1,911
Purchase of shares by employee benefit trust	-	-	(1,083)	-	-	-	(1,083)
Balance at 29 December 2006	822,066	-	(2,482)	1,280,755	8,378	33,378	2,142,095

[8] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

[9] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Share premium	Treasury shares [10]	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2005	813,282	555,692	-	810,306	21,202	14,681	2,215,163
Cash flow hedges	-	-	-	-	(22,727)	-	(22,727)
Fair value gain on available-for-sale financial assets	-	-	-	-	48	-	48
Currency translation differences	-	-	-	-	(952)	57	(895)
Net (losses)/gains recognised directly in equity	-	-	-	-	(23,631)	57	(23,574)
Net profit for the financial year	-	-	-	803,872	-	7,654	811,526
Total gains/(losses) recognised for the financial year	-	-	-	803,872	(23,631)	7,711	787,952
Dividends to equity holders	-	-	-	(391,472)	-	-	(391,472)
Dividends to minority interest	-	-	-	-	-	(1,785)	(1,785)
Capital contribution by minority interest	-	-	-	-	-	228	228
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	15,162	-	15,162
- proceeds from shares issued	1,165	894	-	-	-	-	2,059
Purchase of shares by employee benefit trust	-	-	(1,399)	-	-	-	(1,399)
Balance at 30 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908

[10] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [11]	3,530	(3,530)	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	751,780	20,533	1,591,203
Cash flow hedges	-	-	-	852	852
Fair value loss on available-for-sale financial assets	-	-	-	(8,017)	(8,017)
Net loss recognised directly in equity	-	-	-	(7,165)	(7,165)
Net profit for the financial year	-	-	136,987	-	136,987
Total gains/(losses) recognised for the financial year	-	-	136,987	(7,165)	129,822
Dividends to equity holders	-	-	(36,752)	-	(36,752)
Employee equity compensation schemes:					
- value of employee services	-	-	-	9,320	9,320
- proceeds from shares issued	3,176	-	-	(1,265)	1,911
Balance at 29 December 2006	822,066	-	852,015	21,423	1,695,504
Balance at 1 January 2005	813,282	555,692	246,760	1,987	1,617,721
Cash flow hedges	-	-	-	5,178	5,178
Net gains recognised directly in equity	-	-	-	5,178	5,178
Net profit for the financial year	-	-	1,165,434	-	1,165,434
Total gains recognised for the financial year	-	-	1,165,434	5,178	1,170,612
Dividends to equity holders	-	-	(391,472)	-	(391,472)
Employee equity compensation schemes:					
- value of employee services	-	-	-	15,162	15,162
- proceeds from shares issued	1,165	894	-	-	2,059
Balance at 30 December 2005	814,447	556,586	1,020,722	22,327	2,414,082

[11] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital

As at 29 December 2006, the Company's issued and paid-up capital comprised 1,456,480,540 (30 December 2005: 1,453,475,876) ordinary shares.

Share options

As at 30 December 2005, there were 16,238,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the financial year, 2,534,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.98 per share, 748,000 options were cancelled and 25,000 options were reinstated.

In addition, the Company granted 22,931,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP of which 1,568,000 were subsequently cancelled.

As at 29 December 2006, options to subscribe for 34,344,000 ordinary shares remain outstanding under the NOL SOP.

Performance shares

As at 30 December 2005, there were 1,412,000 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the financial year, 470,664 performance shares were vested on 2 January 2006 and 195,979 were cancelled. An additional 351,758 performance shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

In addition, the Company awarded 4,234,000 new performance shares under the PSP of which 330,000 were subsequently cancelled.

As at 29 December 2006, 5,001,115 performance shares remain outstanding under the PSP.

2. Basis of Preparation

The preparation of the FY 2006 financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 29 December 2006 and the reported amounts of revenue and expenses during the financial year from 31 December 2005 to 29 December 2006. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Negative Assurance Confirmation by the Board Pursuant to Rule 705 (4) of the Listing Manual

On behalf of the board of directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the board of directors of the Company which may render the FY 2006 financial information ended 29 December 2006 to be false or misleading.

On behalf of the board of directors

CHRISTOPHER LAU	THOMAS HELD
Director	Director

Dated this 27 February 2007

4. Audit or Review of Figures

The figures have not been audited but have been reviewed by Ernst & Young in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

5. **Auditors' Report (including any qualifications or emphasis of matter)**

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

27 February 2007

Dear Sirs:

REVIEW OF FULL YEAR FINANCIAL INFORMATION
FOR THE FINANCIAL YEAR ENDED 29 DECEMBER 2006

We have been engaged by Neptune Orient Lines Limited ("the Company") to review the full year financial information for the financial year ended 29 December 2006.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of full year financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprise the balance sheet of the Company and consolidated balance sheet of the Company and its subsidiaries ("the Group") as at 29 December 2006, and the statements of changes in equity of the Company and the Group, the income statement and cash flow statement of the Group for the year then ended. The full year financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the full year financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of full year financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing, and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying full year financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Singapore

6. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 7(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 30 December 2005.

7.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

In 2006, the Group and the Company elected to early adopt the amendments to new or revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") that are mandatory for application for annual periods beginning on or after 1 January 2006. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 19 (revised 2005) Employee Benefits
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company.

7.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

8.

GROUP	2006	2005
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue	25.00 US cts	55.35 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	24.92 US cts	55.22 US cts

9. **Net Asset Value**

	Group			Company		
	29 Dec 2006 US$	30 Dec 2005 US$	Inc / (Dec) %	29 Dec 2006 US$	30 Dec 2005 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.45	1.79	(18.99)	1.16	1.66	(30.12)

FY 2006 vs FY 2005

The NOL Group achieved revenues of US$7.26 billion (FY 2005: US$7.27 billion).

Net profits fell 55% year-on-year (YoY) from US$803.9 million in FY 2005 to US$ 363.7 million in FY 2006, due to lower liner freight rates as well as cost pressures from higher bunker prices and land transportation related fuel costs.

The 2006 net profits also comprised US$20 million in non-recurring profits (FY 2005: US$8 million) which included two key components. The first was a US$144 million gain from the writeback of deferred tax liabilities arising from election of the US tonnage tax regime. This was partially offset by a US$125 million writedown of goodwill and deferred tax assets following a review of the warehousing service businesses.

Q4 2006 vs Q4 2005

The Group registered revenues of US$1.99 billion (Q4 2005: US$2.02 billion).

The Group achieved a net profit of US$49.4 million compared with US$163.6 million for the same period in FY 2005, a decrease of 70% YoY. This is a result of lower liner freight rates as well as continued pressures of high fuel costs.

		FY 2006 US$'m	Q4 2006 [12] US$'m	Q3 2006 US$'m	Q2 2006 US$'m	Q1 2006 [12] US$'m
(a)	**Revenue**					
	Liner	5,947	1,624	1,446	1,341	1,536
	Logistics	1,310	361	313	292	344
	Others	136	40	31	31	34
	Elimination	(129)	(40)	(31)	(27)	(31)
	Total	7,264	1,985	1,759	1,637	1,883
(b)	**Core EBIT [13,14]**					
	Liner	344	62	85	74	123
	Logistics	54	11	17	10	16
	Others	3	1	(2)	0	4
	Total	401	74	100	84	143

		FY 2005 US$'m	Q4 2005 [12] US$'m	Q3 2005 US$'m	Q2 2005 US$'m	Q1 2005 [12] US$'m
(a)	**Revenue**					
	Liner	5,962	1,638	1,456	1,387	1,481
	Logistics	1,290	374	303	296	317
	Others	116	36	25	26	29
	Elimination	(97)	(32)	(22)	(20)	(23)
	Total	7,271	2,016	1,762	1,689	1,804
(b)	**Core EBIT [13,14]**					
	Liner	837	191	243	202	201
	Logistics	57	12	17	12	16
	Others	4	5	4	(4)	(1)
	Total	898	208	264	210	216

[12] Quarter 1 and 4 are 14 weeks each while Quarter 2 and 3 are 12 weeks each.

[13] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[14] Core EBIT for 2005 and 2006 has been restated between the business segments.

(c) **Analysis by Business Units**

(i) Liner

FY 2006 vs FY 2005
FY 2006 revenues of US$5.95 billion remained relatively constant year-on-year (YoY). Volumes increased 8% YoY while average revenues per FEU declined 7% over the previous year.

Core EBIT totalled US$344 million, a 59% YoY decline as a result of lower freight rates and continued cost pressures arising from higher fuel prices.

Q4 2006 vs Q4 2005
APL Liner achieved revenues of US$1.62 billion, a decrease of 1% YoY. While volumes were 11% more than the corresponding period last year, average revenues per FEU were 10% lower YoY on the back of competitive pricing pressures.

Core EBIT in Q4 2006 was 68% lower YoY. Similar to FY 2006, the weaker profit performance is attributed to both lower liner freight rates as well as increased cost pressures resulting from continued high fuel prices.

APL FULL YEAR RESULTS 2006 and 2005
Unaudited

	FY 2006	Q4 2006 [15]	Q3 2006	Q2 2006	Q1 2006 [15]
Load Factors %					
Trans-Pacific East Bound	95%	93%	99%	91%	98%
Trans-Pacific West Bound	68%	64%	64%	67%	75%
Trans-Pacific Trade	84%	81%	85%	81%	89%
Latin America - North Bound	74%	72%	76%	74%	73%
Latin America - South Bound	76%	82%	81%	74%	69%
Latin America Trade	75%	77%	78%	74%	71%
Asia-Europe	98%	100%	99%	99%	96%
Europe-Asia	91%	91%	90%	90%	95%
Asia-Europe Trade	95%	96%	95%	95%	95%
Trans-Atlantic - East Bound	90%	88%	92%	92%	89%
Trans-Atlantic - West Bound	93%	85%	91%	96%	102%
Trans-Atlantic Trade	92%	86%	91%	94%	96%

	FY 2005	Q4 2005 [15]	Q3 2005	Q2 2005	Q1 2005 [15]
Load Factors %					
Trans-Pacific East Bound	95%	95%	97%	96%	91%
Trans-Pacific West Bound	71%	65%	65%	78%	79%
Trans-Pacific Trade	86%	84%	84%	89%	86%
Latin America - North Bound	83%	76%	85%	87%	83%
Latin America - South Bound	74%	69%	74%	81%	75%
Latin America Trade	78%	72%	80%	84%	79%
Asia-Europe	97%	91%	102%	101%	98%
Europe-Asia	96%	98%	94%	99%	94%
Asia-Europe Trade	97%	94%	98%	101%	96%
Trans-Atlantic - East Bound	91%	87%	93%	91%	94%
Trans-Atlantic - West Bound	98%	94%	101%	99%	96%
Trans-Atlantic Trade	95%	91%	97%	95%	95%

[15] Quarter 1 and 4 are 14 weeks each while Quarter 2 and 3 are 12 weeks each.

APL FULL YEAR RESULTS 2006 and 2005 (continued)

	FY 2006	Q4 2006 [16]	Q3 2006	Q2 2006	Q1 2006 [16]
Volume (000s FEU)					
Americas					
Trans-Pacific	728	197	175	166	190
Latin America	164	44	41	37	42
	892	241	216	203	232
Europe					
Asia-Europe	413	113	96	96	108
Trans-Atlantic	120	31	28	28	33
	533	144	124	124	141
Asia/Middle East					
Intra-Asia	672	195	165	155	157
Total Volume	**2,097**	**580**	**505**	**482**	**530**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	2,608	716	634	582	676
Latin America	536	149	126	124	137
	3,144	865	760	706	813
Europe					
Asia-Europe	1,050	299	252	241	258
Trans-Atlantic	351	94	84	83	90
	1,401	393	336	324	348
Asia/Middle East					
Intra-Asia	1,058	304	265	237	252
Total Operating Expenses	**5,603**	**1,562**	**1,361**	**1,267**	**1,413**
Analysis of Expenses (US$'m)					
Operating Cost	4,886	1,375	1,186	1,098	1,227
General and Administrative	494	126	123	119	126
Depreciation and Amortisation	222	61	52	50	59
Others [17]	1	-	-	-	1
Total Operating Expenses	**5,603**	**1,562**	**1,361**	**1,267**	**1,413**

	FY 2005	Q4 2005 [16]	Q3 2005	Q2 2005	Q1 2005 [16]
Volume (000s FEU)					
Americas					
Trans-Pacific	710	192	175	166	177
Latin America	139	37	32	33	37
	849	229	207	199	214
Europe					
Asia-Europe	383	105	90	90	98
Trans-Atlantic	122	32	29	29	32
	505	137	119	119	130
Asia/Middle East					
Intra-Asia	592	158	136	143	155
Total Volume	**1,946**	**524**	**462**	**461**	**499**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	2,542	714	612	579	637
Latin America	437	121	101	104	111
	2,979	835	713	683	748
Europe					
Asia-Europe	911	266	210	212	223
Trans-Atlantic	310	85	72	71	82
	1,221	351	282	283	305
Asia/Middle East					
Intra-Asia	925	261	218	219	227
Total Operating Expenses	**5,125**	**1,447**	**1,213**	**1,185**	**1,280**
Analysis of Expenses (US$'m)					
Operating Cost	4,392	1,235	1,044	1,014	1,099
General and Administrative	510	150	117	121	122
Depreciation and Amortisation	222	62	51	50	59
Others [17]	1	-	1	-	-
Total Operating Expenses	**5,125**	**1,447**	**1,213**	**1,185**	**1,280**

[16] Quarter 1 and 4 are 14 weeks each while Quarter 2 and 3 are 12 weeks each.

[17] Others consists of minority interest and share of results of associated companies and joint ventures.

(ii) **Logistics**

FY 2006 vs FY 2005
APL Logistics recorded revenues of US$1,310 million, a 2% year-on-year (YoY) increase. Both the Contract Logistics and International Services segments registered YoY increases in revenues.

Core EBIT was 5% lower, at US$54 million, as ongoing investments in IT, sales and integration resulted in higher costs.

Q4 2006 vs Q4 2005
Q4 2006 revenues of US$361 million reflected a 3% YoY decrease over the the same period last year.

Core EBIT of US$11 million represented a 8% YoY decline due to higher costs associated with investments in IT, sales and integration.

APLL FULL YEAR RESULTS 2006 and 2005
Unaudited
US$ millions

	FY 2006	Q4 2006 [18]	Q3 2006	Q2 2006	Q1 2006 [18]
BY REGION					
Revenue					
Americas	878	237	201	198	242
Europe	180	55	41	40	44
Asia/Middle East	252	69	71	54	58
Total Revenue	1,310	361	313	292	344
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	871	235	199	197	240
International Services	439	126	114	95	104
Total Revenue	1,310	361	313	292	344
Operating Expenses					
Contract Logistics Services	850	230	194	192	234
International Services	406	120	102	90	94
Total Operating Expenses	1,256	350	296	282	328
Core EBIT [19,20]					
Contract Logistics Services	21	5	5	5	6
International Services	33	6	12	5	10
Total Core EBIT	54	11	17	10	16
Analysis of Expenses					
Operating Cost	1,044	287	244	238	275
General and Administrative	195	57	47	42	49
Depreciation and Amortisation	11	3	3	2	3
Others [21]	6	3	2	-	1
Total Operating Expenses	1,256	350	296	282	328

[18] Quarter 1 and 4 are 14 weeks each while Quarter 2 and 3 are 12 weeks each.
[19] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.
[20] Core EBIT for 2005 and 2006 has been restated.
[21] Others consists of minority interest and share of results of associated companies and joint ventures.

APLL FULL YEAR RESULTS 2006 and 2005 (continued)
Unaudited
US$ millions

	FY 2005	Q4 2005 [22]	Q3 2005	Q2 2005	Q1 2005 [22]
BY REGION					
Revenue					
Americas	890	261	198	206	225
Europe	185	52	48	44	41
Asia/Middle East	215	61	57	46	51
Total Revenue	1,290	374	303	296	317
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	862	252	190	201	219
International Services	428	122	113	95	98
Total Revenue	1,290	374	303	296	317
Operating Expenses					
Contract Logistics Services	840	246	186	195	213
International Services	393	116	100	89	88
Total Operating Expenses	1,233	362	286	284	301
Core EBIT [23,24]					
Contract Logistics Services	22	6	4	6	6
International Services	35	6	13	6	10
Total Core EBIT	57	12	17	12	16
Analysis of Expenses					
Operating Cost	1,044	306	242	240	256
General and Administrative	174	52	41	40	41
Depreciation and Amortisation	11	2	3	3	3
Others [25]	4	2	-	1	1
Total Operating Expenses	1,233	362	286	284	301

[22] Quarter 1 and 4 are 14 weeks each while Quarter 2 and 3 are 12 weeks each.

[23] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[24] Core EBIT for 2005 and 2006 has been restated.

[25] Others consists of minority interest and share of results of associated companies and joint ventures.

11. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A.

12. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Macro economic and cargo demand forecasts suggest that demand should continue to grow throughout 2007 in most markets.

The trends of increasing globalisation of companies' supply chains and continuing outsourcing of production and assembly to lower-cost locations, especially Asia, show no sign of softening.

Most analysts take the view that the market will remain in oversupply.

At the same time, continuous cost pressures can be anticipated from high fuel and landside costs.

13. Dividend

(a) Any dividend recommended for the current financial period reported on?

The directors are pleased to recommend a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share, in respect of the financial year ended 29 December 2006 for approval by shareholders at the Annual General Meeting to be convened on 18 April 2007.

The recommended final tax exempt (one-tier) dividend has not been provided for in this financial information and will be accounted for in the shareholders' equity as an appropriation of FY 2006 profits after tax in the financial information for the year ending 28 December 2007.

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	18 September 2006	9 May 2007

(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	15 September 2005

(c) Date payable

On 15 September 2005, an interim tax exempt (one-tier) dividend of 8.00 Singapore cents per share was paid in respect of the financial year ended 30 December 2005.

On 18 September 2006, an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 29 December 2006.

The recommended final tax exempt (one-tier) dividend of 4.00 Singapore cents per share, if approved at the Annual General Meeting to be held on 18 April 2007, will be paid on 9 May 2007.

(d) Books closure date

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 24 April 2007 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed on 25 April 2007 for payment of dividend.

(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

14. Segment Information

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner - Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.

2. Logistics - Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2006					
Revenues					
External sales	5,917,483	1,309,732	36,285	-	7,263,500
Inter-segment sales	29,034	107	99,405	(128,546)	-
Total revenue	5,946,517	1,309,839	135,690	(128,546)	7,263,500
Segment result	316,396	(48,168)	14,048	-	282,276
Interest expense					(37,502)
Interest income					23,794
Share of results of associated companies	-	2,846	(1,206)	-	1,640
Share of results of joint ventures	-	(917)	3,554	-	2,637
Profit before income tax					272,845
Income tax credit					100,390
Net profit for the financial year					373,235
Segment assets	3,069,547	297,603	811,503	(552,091)	3,626,562
Associated companies	-	8,736	-	-	8,736
Joint ventures	-	4,677	12,435	-	17,112
Unallocated assets					618,476
Consolidated total assets					4,270,886
Segment liabilities	1,564,280	251,354	139,641	(552,091)	1,403,184
Unallocated liabilities					725,607
Consolidated total liabilities					2,128,791
Other segment items:					
Capital expenditures					
- property, plant & equipment	160,241	10,423	1,722	-	172,386
- intangible assets	2,321	3,198	14	-	5,533
Depreciation	222,450	8,533	13,763	-	244,746
Amortisation	(539)	2,982	23	-	2,466
Net provision for impairment	15,144	103,724	8,057	-	126,925
Other non-cash expenses	47,062	3,537	6,403	-	57,002

14. **Segment Information (continued)**

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2005					
Revenues					
External sales	5,940,918	1,289,832	40,310	-	7,271,060
Inter-segment sales	21,314	52	75,782	(97,148)	-
Total revenue	5,962,232	1,289,884	116,092	(97,148)	7,271,060
Segment result	821,872	56,087	(5,290)	-	872,669
Interest expense					(40,002)
Interest income					25,295
Share of results of associated companies	-	2,150	10,778	-	12,928
Share of results of joint ventures	-	380	2,851	-	3,231
Profit before income tax					874,121
Income tax expense					(62,595)
Net profit for the financial year					811,526
Segment assets	3,030,896	432,347	1,834,123	(1,567,276)	3,730,090
Associated companies	20	5,878	-	-	5,898
Joint ventures	-	7,579	9,006	-	16,585
Unallocated assets					1,062,329
Consolidated total assets					4,814,902
Segment liabilities	2,523,099	218,590	104,096	(1,567,276)	1,278,509
Unallocated liabilities					910,485
Consolidated total liabilities					2,188,994
Other segment items:					
Capital expenditures					
- property, plant & equipment	190,345	9,793	3,960	-	204,098
- intangible assets	7,683	3,207	57	-	10,947
Depreciation	221,068	8,537	12,947	-	242,552
Amortisation	1,202	2,817	242	-	4,261
Net provision for impairment	4,493	2,060	6,916	-	13,469
Other non-cash expenses	16,300	6,807	(2,036)	-	21,071

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

14. Segment Information (continued)
Secondary Segment Reporting By Geographical Segments (continued)

	Sales			Total Assets		
	2006 US$'000	2005 US$'000	% Increase/ (Decrease)	2006 US$'000	2005 US$'000	% Increase/ (Decrease)
Asia/Middle East	1,471,889	1,472,126	(0)	1,181,949	1,663,288	(29)
Europe	1,563,272	1,588,826	(2)	223,646	208,056	7
Americas	4,228,339	4,210,108	0	1,028,688	1,007,657	2
Subtotal	7,263,500	7,271,060		2,434,283	2,879,001	
Vessels	-	-	0	1,385,651	1,491,191	(7)
Containers	-	-	0	396,796	407,576	(3)
Drydocking costs	-	-	0	54,156	37,134	46
Total	7,263,500	7,271,060		4,270,886	4,814,902	

	Capital Expenditure - Fixed Assets [23]			Capital Expenditure - Intangible Assets		
	2006 US$'000	2005 US$'000	% Increase/ (Decrease)	2006 US$'000	2005 US$'000	% Increase/ (Decrease)
Asia/Middle East	18,591	17,541	6	40	7,338	(99)
Europe	752	978	(23)	14	-	N/M
Americas	56,434	33,938	66	5,479	3,609	52
Subtotal	75,777	52,457		5,533	10,947	
Vessels	5,341	3,940	36	-	-	0
Containers	52,646	119,301	(56)	-	-	0
Drydocking costs	38,622	28,400	36	-	-	0
Total	172,386	204,098		5,533	10,947	

[23] The capital expenditure incurred on IT equipment and software for 2006 was US$11 million (2005 : US$23 million).

15. Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to Note 10 for an analysis by business units.

16. Breakdown of sales as follows :-

	Group		
	2006 US$'000	2005 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	3,519,618	3,493,006	1
Operating gains after income tax before deducting minority interest reported for first half year	190,581	395,692	(52)
Sales reported for the second half year	3,743,882	3,778,054	(1)
Operating gains after income tax before deducting minority interest reported for second half year	182,654	415,834	(56)

17. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**2006 [27] US$'000**	**2005 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	13,044	9,369
Keppel Telecommunications & Transportation Ltd and its associates	650	-
PSA Corporation Limited and its associates [28]	123,363	88,108
Sembcorp Marine Ltd and its associates	2,725	1,787
Singapore Petroleum Company Limited and its associates	24,252	-
Singapore Technologies Engineering Ltd and its associates	72	-
Temasek Capital (Private) Limited and its associates	72	-
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	4,175	4,009
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	401	-
PSA Corporation Limited and its associates	2,078	-
SembCorp Marine Ltd and its associates	118	-
SembCorp Industries Ltd and its associates	64	-
Singapore Food Industries and its associates	90	-

Aggregate value of all transactions during the financial year under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**2006 [27] US$'000**	**2005 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	-	667
PSA Corporation Limited and its associates [28]	-	16,639
Singapore Petroleum Company Limited and its associates	-	32,466
Transactions for the Sale of Goods and Services		
Keppel Telecommunications & Transportation Ltd and its associates	-	1,073
PSA Corporation Limited and its associates	-	1,575
SembCorp Marine Ltd and its associates	-	257
SembCorp Industries Ltd and its associates	-	239
SNP Corporation Ltd and its associates	-	110

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[27] The transactions for 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

[28] Includes purchases from subsidiaries of PSA International Pte Ltd.

18. **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-**

	2006 US$'000	2005 US$'000
Ordinary	74,598	70,516
Preference	-	-
Total	74,598	70,516

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 27 February 2007





Press Release

NOL Group 2006 Annual Results

Singapore, 27 February 2007: Global cargo transportation and logistics company Neptune Orient Lines (NOL) today reported a net profit before non-recurring items of US$344 million for 2006, down 57% from 2005.

The Group's Core EBIT (Earnings Before Gross Interest Expense, Tax and Non-Recurring Items) was US$401 million, 55% lower than the 2005 Core EBIT.

Revenues were steady year-on-year at US$7.3 billion.

FINANCIAL HIGHLIGHTS

	2006[1]	2005[1]	Change
Revenue (US$m)	7,264	7,271	0%
Core EBIT (US$m)	401	898	(55%)
Net profit before NRI (US$m)[2]	**344**	**796**	**(57%)**
NRI (US$m)[3]	20	8	150%
Net profits (US$m)[2]	364	804	(55%)
EPS (US cts per share)	25.00	55.35	(55%)
Ending no. of shares (m)	1,456	1,453	-

[1] NOL's 2006 results are for 31 December 2005 to 29 December 2006. NOL's 2005 results are for 1 January to 30 December 2005
[2] Net profits refer to amounts attributable to equity holders ie shareholders, excluding minority interest
[3] NRI = Non-Recurring Items

Announcing the results in Singapore, NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "NOL delivered a solid performance in 2006 in the face of a difficult operating environment.

Our results show the combined impact of lower average freight rates and increased fuel costs over the past year."

Freight rate and fuel price factors have adversely impacted the operating results of the industry, with a number of companies reporting significant drops in profitability.

The NOL Group's Return on Equity for the year was 18%, and Earnings per Share were 25 US cents.

"In our liner shipping operations, we again executed well our approach of keeping our network tight and maximising yields," said Dr Held.

"We achieved high utilisation rates, averaging 96% in the headhaul direction for all trade lanes, in line with the previous year.

Our liner operations faced very significant upward cost pressures during the year as a result of higher fuel prices.

On the logistics side, this was a year of realigning our business with some growth in our Asian-origin business.

We continued to realign our logistics activities to focus on international conveyance and to diversify the service offering and portfolio of business," said Dr Held.

The company took a cautious approach to expansion in 2006, recognising the challenging environment that existed. In 2007, NOL plans to accelerate its growth, with a total of seven ships to enter the APL fleet, growing capacity by 10%. Considerable investment is also planned in both dry and refrigerated container (reefer) equipment, and to enhance the company's IT systems.

Dr Held said: "Building upon our existing strong global footprint and broad capabilities, we are well placed to capitalise on the robust growth occurring across the Asia region. As we move into 2007, we will seek to create long-term value for our shareholders through a strategy for profitable growth and innovation. This will be built around organic growth and we will also be on the lookout for merger and acquisition opportunities. NOL Group will continue to innovate and expand its global presence.

All arrangements are now in place for the start of our new rail joint venture service in India. From the second quarter of 2007, we will operate liner freight trains under the APL IndiaLinx™ brand in the fast-growing Mumbai-New Delhi corridor," said Dr Held.

"APL Logistics successfully launched a new expedited service for less than container load shipments, OceanGuaranteed℠, which now offers a time-guaranteed premium service between five Asian countries and destinations across the US.

Going forward, NOL will continue to focus on delivering excellent services to our customers, consistent with our reputation as a premium service provider. We will have a renewed commitment to growth and innovation. At the same time, we will be working to improve productivity and better manage costs in all aspects of our business," Dr Held said.

BALANCE SHEET

NOL paid out US$0.82 billion to shareholders in February 2006 as part of a capital reduction and cash distribution exercise. Continuing strong cash flows throughout 2006 have further strengthened the company's balance sheet. As at 29 December 2006, NOL was in a net cash position.

"The strength of the NOL balance sheet provides the foundation for our future growth," said Group Deputy President and CFO, Cedric Foo.

Capital expenditure totalled US$178 million for the year.

FUEL AND CURRENCY EXPOSURES

Primarily due to higher fuel prices, the Group's fuel costs for the year increased by US$237 million compared to the prior year.

The Group continues to recover part of its fuel exposures from customers through Bunker Adjustment Factor provisions. The NOL Group maintains a policy of hedging bunker exposures to match expected volume and contract durations.

The Group's annual net exposure to other major currencies in which local operating costs are incurred is estimated to be about US$1 billion. This exposure continues to be hedged in 2007.

FINAL DIVIDEND

Directors have recommended a final tax exempt (one-tier) dividend of 4 Singapore cents per share net, payable on 9 May 2007 to ordinary shareholders whose names appear on the register on 24 April 2007.

This is in line with NOL's dividend policy, which is to pay the higher of an annual dividend of 8 Singapore cents per share net, or a full year dividend payment of 20% of net profits.

When considered with the interim dividend paid in September 2006 and the capital reduction and cash distribution to shareholders which was completed in February 2006, this will mean that NOL has returned about S$1.46 billion (US$897 million) to shareholders by way of dividends and cash distributions for 2006.

INDUSTRY OUTLOOK

Macro economic and cargo demand forecasts suggest that demand should continue to grow throughout 2007 in most markets.

The trends of increasing globalisation of companies' supply chains and continuing outsourcing of production and assembly to lower-cost locations, especially Asia, show no sign of softening.

Most analysts take the view that the market will remain in oversupply.

At the same time, continuous cost pressures can be anticipated from high fuel and landside costs.

OPERATING PERFORMANCE

Liner

- Revenues were US$5.95 billion, in line with the prior year
- 7% decline in average revenues per FEU
- 8% growth in total container volumes, reflecting high demand across all trade routes
- Liner network capacity increased by 6% due to introduction of new vessels and services, network changes and enhanced slot purchase and sharing arrangements with other carriers
- Headhaul utilisation averaged 96%, in line with the prior year, reflecting strong demand
- Core EBIT of US$344 million, down 59%
- Core EBIT Margin of 5.8%
- Overall fuel costs US$237 million higher than for 2005
- Costs per FEU 2% higher year-on-year due to higher bunker expenses and land transport fuel surcharges
- Excluding higher fuel costs, overall costs per FEU were 3% lower year-on-year, reflecting a successful focus on cost mitigation
- Cost mitigation of about US$100 million achieved.

Logistics

- Revenues were US$1.31 billion, up 2%
- Asia-Middle East region registered strongest year-on-year revenue growth - accounted for 19% of logistics revenues
- Strong volume growth in ocean forwarding improved International Services revenues
- Volumes grew, but margins were compressed by declines in ocean freight rates
- Product development focused on key vertical segments - apparel, high tech/electronics and automotive
- Investments made in IT to achieve improved business integration and enhance the capability of the sales organisation
- Core EBIT of US$54 million, down 5%
- Core EBIT Margin of 4.1%

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr. Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL


NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL


APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics


APL
Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com



2006 Full Year Performance Review

27 February 2007


APL
APL Logistics


APL
APL Logistics
Part of the NOL Group



Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.


APL
APL Logistics
Part of the NOL Group



2006 Results (US$)

US$m	2006[1]	2005[1]	%▲
Net profit before NRI[2]	**344**	796	(57)



[1] *NOL's 2006 results are for 31 Dec 2005 - 29 Dec 2006; 2005 results are for 1 Jan – 30 Dec 2005*
[2] *NRI – Non-Recurring Items*

Group Dividends



Committed to sustaining dividend payments through the cycle

- **2006 final dividend**
  - 4 Singapore cents per share, tax exempt (one-tier)
- **Dividend policy**
  - Annual dividends of 20% of net profits or 8 Singapore cents per share net, whichever is higher





1. Financial Highlights


APL
APL Logistics
Part of the NOL Group

Financial Highlights (US$)



US$m	2006[1]	2005[1]	% ▲
Revenues	**7,264**	7,271	0
Core EBIT	**401**	898	(55)
Net profit before NRI[2]	**344**	796	(57)
Net profits[3]	**364**	804	(55)
EPS (US cents per share)	**25.00**	55.35	(55)
ROE (%)	**18%**	34%	


APL
APL Logistics
Part of the NOL Group

[1] *NOL's 2006 results are for 31 Dec 2005 - 29 Dec 2006; 2005 results are for 1 Jan – 30 Dec 2005*
[2] *NRI – Non-Recurring Items*
[3] *Net profits refer to amounts attributable to equity holders, excluding minority interests*


NOL

2. Foundations for Future Success


APL
APL Logistics
Part of the NOL Group

Foundations for Future Success


NOL

- Value Added Services
- Innovation
- Strong footprint in Asia
- Platform for Growth
- Cost Leadership



I. Value Added Services

Strong core liner business complemented by value added services:

1. **Service Excellence**
   - Liner business enjoys premium positioning
   - Strong customer relationships

2. **Sound logistics platform**
   - Door-to-door delivery & other extended services
   - Provides foundation to grow

3. **Intermodal capabilities**
   - Strong presence in North America
   - Replicating in other geographies, ie India



APL
Logistics

Value Added Services


NOL



terminal handling



rail



trucking



freight forwarding


Liner
Core Service



warehouse management



documentation



consolidation / deconsolidation



customs clearance



cargo tracking


APL
APL Logistics



II. Innovation

- **Track record of innovation**
  - **Post panamax ships**
  - **Double stack train**
  - **Big boxes (45, 48, 53-foot containers)**
  - **Double Suez US East Coast liner service**
- **Differentiator in a world where supply chains are becoming more complex**



NOL's Innovations



- US : LinerTrain™
  - **On-dock rail; expedited trains**
- OceanGuaranteed℠
  - **Expedited ocean freight LCL service**
- **India : New rail service**
  - **Freight trains under the APL INDIALINX brand**


APL





Terminal Network : Strategic Locations

- 12th largest terminal operator* with throughput of 4.2m TEU
- Operate network of 9 terminals on US West Coast and Asia
- Plans to expand the network into new geographies
- Secured terminal concession in Qingdao, China
- Terminals are strategic part of our integrated business



Dutch Harbour
Seattle
Oakland
San Pedro
Laem
Chabang
Ho Chi Minh
Yokohama
Kobe
Kaohsiung
APL Operated
Joint Venture/
Investments



Part of the NOL Group

* According to a recent independent study by Drewry Shipping Consultants

III. Strength in Asia



- Asia is our home base; possess deep knowledge of markets here
- Strong Asian origin landside capabilities
- Looking to capitalise on high growth in this region



APL HONG KONG



Part of the NOL Group



IV. Platform for Growth

- To design clear strategy for profitable growth
  - Filling capability gaps in Logistics
  - Broadening reach & depth geographically
  - Expanding the terminal network
  - Renewed growth in the liner fleet (current commitments: 28 ships to be delivered between 2007-2009)
- Ongoing focus to strengthen IT systems





V. Cost leadership



- Productivity improvements through more efficient processes
- Cost mitigation of more than US$100m in 2006
- Even sharper focus on cost management in 2007


US$m
140
120
100
80
60
40
20
0
36
109
~ 120
2005
2006
2007 Target





3. Industry Outlook


APL
APL Logistics
Part of the NOL Group

Industry Outlook


NOL

Macro economic and cargo demand forecasts suggest that demand should continue to grow throughout 2007 in most markets

- ***Increasing globalisation of supply chains***
- ***Most analysts take the view the market will remain in oversupply***
- ***Continuous cost pressures from high fuel and landside costs***


APL
APL Logistics
Part of the NOL Group



4. 2006 Financial Performance


APL
APL Logistics
Part of the NOL Group

Financial Highlights



US$m	2006[1]	2005	% ▲	4Q06[1]	4Q05	% ▲
Turnover	**7,264**	**7,271**	**0**	**1,985**	**2,016**	**(2)**
Core EBITDA	**648**	**1,145**	**(43)**	**143**	**278**	**(49)**
• Depreciation & Amortisation	(247)	(247)	0	(69)	(70)	(1)
Core EBIT	**401**	**898**	**(55)**	**74**	**208**	**(64)**
• Gross Interest Expense	(38)	(40)	(5)	(10)	(9)	11
• Tax	(19)	(62)	(69)	(9)	(18)	(50)
Profit before NRI[2]	**344**	**796**	**(57)**	**55**	**181**	**(70)**
• Non-Recurring Items	20	8	150	(5)	(17)	(71)
Net Profit to equity holders	**364**	**804**	**(55)**	**50**	**164**	**(70)**



[1] NOL's 2006 results is from 31 Dec 2005 - 29 Dec 2006; 4Q06 results is from 23 Sep 2006 – 29 Dec 2006
[2] NRI – Non-Recurring Items

SEC Exemption
No. 82-2605

Non-Recurring Items

NOL

US$m	2006	2005	4Q06	4Q05
1. Gain from asset disposals	12	25	7	5
2. Earn-out from AET sale	-	10	-	-
3. Writeback of deferred tax liabilities	144[1]	-	-	-
4. Goodwill, intangibles & deferred tax assets written down	(125)[2]	(9)	(2)	(9)
5. Others	(11)	(18)	(10)	(13)
Total	**20**	**8**	**(5)**	**(17)**

[1] Arises from election of US tonnage tax regime

[2] Arises from review of warehousing service businesses acquired from GATX in 2001

Revenue Breakdown

NOL

US$m	2006	2005	% ▲	4Q06	4Q05	% ▲
Liner	**5,947**	5,962	0	**1,624**	1,638	(1)
Logistics	**1,310**	1,290	2	**361**	374	(3)
Others	**136**	116	17	**40**	36	11
Interco Elimination	**(129)**	(97)	33	**(40)**	(32)	25
Total Revenue	**7,264**	**7,271**	**0**	**1,985**	**2,016**	**(2)**


APL Logistics 17%
Others 1%
APL Liner 82%

Core EBIT Breakdown

US$m	2006	2005	% ▲	4Q06	4Q05	% ▲
Liner[1]	344	837	(59)	62	191	(68)
Logistics[1]	54	57	(5)	11	12	(8)
Others[1]	3	4	(25)	1	5	(80)
Total Core EBIT	**401**	**898**	**(55)**	**74**	**208**	**(64)**

[1] Core EBIT for 2005 and 2006 has been restated between the business segments

NOL

5. Balance Sheet & Cashflow

Balance Sheet Highlights

US$m	29 Dec '06	30 Dec '05
Total Assets	4,271	4,815
Total Liabilities	2,129	2,189
Total Equity[1]	2,142	2,626
Total Debt	672	707
Total Cash	694	1,161
Net Cash	22[2]	454
NAV per share (US$)	$1.45	$1.79
(S$)	S$2.22	S$2.99



1 Includes minority interest
2 After the US$0.82b payout in Feb '06 for the capital reduction and cash distribution exercise

Key Ratios



US$m	29 Dec '06	30 Dec '05
Gearing (Gross)	0.31 x	0.27 x
Gearing (Net)	Net cash[1]	Net cash
ROE	18%	34%
Current Ratio	1.3 x	1.6 x
Interest coverage[2]	11 x	22 x



1 After the US$0.82b payout in Feb '06 for the capital reduction and cash distribution exercise
2 Interest coverage is defined as [Core EBIT / Gross Interest Expense]

Cash Flow Highlights

US$m	2006	2005	4Q06	4Q05
Cash & Cash Equivalents - Beginning	**1,161**	**675**	**289**	**708**
Cash Inflow/(outflow)				
Operating Activities	560	1,147	148	294
Investing/Capex Activities	(161)	(163)	(40)	(30)
Capital distribution/dividends	(864)	(393)	(1)	(1)
Financing Activities	(2)	(105)	298	190
Cash & Cash Equivalents - Closing	**694**	**1,161**	**694**	**1,161**


APL
APL
Logistics


NOL

6. Capex


APL
APL
Logistics

Capital Expenditure

NOL will be increasing capex investments in 2007, as we invest to grow.

US$m	2006	2007 Outlook
1. Vessels	5	150
2. Equipment / Facilities	97	504
3. Drydock	39	35
4. IT & Others	37	40
Total	178	729


IT & Others 5%
Drydock 5%
Vessels 21%
Equipment / Facilities 69%





7. Q & A





Appendix


APL
APL Logistics
Part of the NOL Group

Group Non-Recurring Items



- **(1) Elected US tonnage tax regime**
  - *Applies to the Group's US flagged vessels*
  - *Deferred tax liabilities (arising from timing differences) written back*

- **(2) Goodwill and deferred tax assets written down**
  - *Arises from review of warehousing service businesses acquired from GATX in 2001*





Group Fuel and Currency Exposures

Fuel

- 2006 fuel costs increased US$237m due to higher fuel prices. The bulk is related to bunker expenses, with the remainder due to inland fuel surcharges
- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposure amounts to about US$1 bn in Euro, Japanese Yen, Chinese Yuan, S$, HK$, Korean Won, Canadian $, British Pound, A$, Indian Rupee and Taiwan Dollar
- These exposures continue to be hedged in 2007





2. Operating Performance Liner



Liner 2006 Highlights

- Strong utilisation rate of 96%; healthy volume growth of 8%
- Competitive pricing pressures and changes in volume mix led to 7% decline in average revenues/FEU
- Costs arising from higher fuel prices totalled US$237m for the year; cost/FEU increased 2% YoY
- Excluding the impact of higher fuel prices, cost/FEU fell 3% YoY
- Cost mitigation of US$109m exceeded targets


APL
APL Logistics

Liner Profit & Loss Summary


NOL

US$m	2006	2005	% ▲	4Q06	4Q05	% ▲
Revenue	**5,947**	5,962	0	**1,624**	1,638	(1)
Core EBITDA	**566**	1,059	(47)	**123**	253	(51)
• Depreciation & Amortisation	**(222)**	(222)	0	**(61)**	(62)	(2)
Core EBIT[1]	**344**	837	(59)	**62**	191	(68)
Core EBIT Margin	**5.8%**	14.0%		**3.8%**	11.7%	

APL APL Logistics

[1] *Core EBIT for 2005 and 2006 has been restated between APL Liner and the business segments*

Liner Volume Growth

'000 FEUs	2006	2005	% ▲	4Q06	4Q05	% ▲
Americas	**892**	**849**	**5**	**241**	**229**	**5**
Trans-Pacific	*728*	*710*	*3*	*197*	*192*	*3*
Latin America	*164*	*139*	*18*	*44*	*37*	*19*
Europe	**533**	**505**	**6**	**144**	**137**	**5**
Asia Europe	*413*	*383*	*8*	*113*	*105*	*8*
Transatlantic	*120*	*122*	*(2)*	*31*	*32*	*(3)*
Asia/Middle East	**672**	**592**	**14**	**195**	**158**	**23**
Total	**2,097**	**1,946**	**8**	**580**	**524**	**11**



Liner Volumes
MILLION FEUS
2.5
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006



Liner Average Revenues/FEU



Region	2006	2005	% ▲	4Q06	4Q05	% ▲
Americas	3,411	3,539	(4)	3,356	3,609	(7)
Europe	2,494	2,664	(6)	2,522	2,679	(6)
Asia/Middle East	1,707	1,991	(14)	1,674	2,008	(17)
Total	**2,632**	**2,841**	**(7)**	**2,583**	**2,884**	**(10)**

Liner Average Revenue/FEU Trend

NOL

The 2006 rate trend reflected both competitive pricing pressure in the liner industry as well as changes in trade mix.


US$/FEU
3000
2800
2600
2400
P1
P2
P3
P4
P5
P6
P7
P8
P9
P10
P11
P12
Period
2004
2005
2006

Liner : Trade Volume Mix

NOL

- **Asia/Middle East continues to grow as a proportion of overall volumes**
- **Yield maximisation, via changes in trade volume mix, remains the key priority**


Latin America
8%
Trans-Pacific
34%
Asia/Middle East
32%
Transatlantic
6%
Asia-Europe
20%

2006 Volume breakdown


Latin America
7%
Trans-Pacific
37%
Asia/Middle East
30%
Transatlantic
6%
Asia-Europe
20%

2005 Volume breakdown

Liner : Americas

	2006	2005	%▲	4Q06	4Q05	%▲
Total Volumes	892	849	5	241	229	5
• *Trans-Pacific*	*728*	*710*	*3*	*197*	*192*	*3*
• *Latin America*	*164*	*139*	*18*	*44*	*37*	*19*
Average Revenues (US$/FEU)	3,411	3,539	(4)	3,356	3,609	(7)

- **Trans-Pacific** : Enjoyed steady demand conditions
- **Latin America** : Strong demand and the introduction of a new service helped to boost volumes



Note: Volume figures are in '000 FEUs

Liner : Europe



	2006	2005	%▲	4Q06	4Q05	%▲
Total Volumes	533	505	6	144	137	5
• Asia Europe	*413*	*383*	*8*	*113*	*105*	*8*
• *Transatlantic*	*120*	*122*	*(2)*	*31*	*32*	*(3)*
Average Revenues (US$/FEU)	2,494	2,664	(6)	2,522	2,679	(6)

- **Asia-Europe** : Healthy demand conditions sustained through the 4Q, resulting in continued volume growth in this tradelane.
- **Transatlantic** : Yield maximising strategies remain in place



Note: Volume figures are in '000 FEUs



Liner : Asia/Middle East

	2006	2005	%▲	4Q06	4Q05	%▲
Total Volumes	672	592	14	195	158	23
Average Revenues (US$/FEU)	1,707	1,991	(14)	1,674	2,008	(17)

- **Asia/Middle East :** Robust demand conditions, especially in the short sea tradelanes, continued in 4Q. Rates were lower reflecting changes in rates and trade mix.


APL
APL Logistics

Note: Volume figures are in '000 FEUs

Liner Trade Imbalance


NOL

Imbalances on all of the key tradelanes remained similar to previous years

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2004	2005	2006
• Trans-Pacific	5	5	5
• Asia-Europe	8	8	7
• Transatlantic	9	10	10


APL
APL Logistics

Liner Network Capacity & Utilisation

Healthy demand conditions throughout the year kept utilisation levels at a high 96% in 2006, on the back of a capacity increase of 6%.


52,000
48,000
44,000
40,000
36,000
32,000
28,000
Weekly Capacity (In TEUs)
Util. %
96%
93%
98%
98%
94%
96%
95%
99%
95%
100%
95%
90%
85%
80%
75%
2004 Q4
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

** Planned seasonal capacity increase in 1Q07*
Note: Figures are based on the headhaul leg of main linehaul services

Liner Cost/FEU Trend

- In 2006, high fuel prices, and thus high bunker expenses and land transport fuel surcharges, resulted in a 2% YoY increase in cost/FEU.
- Excluding the impact of higher fuel prices, cost/FEU was 3% lower YoY


US$/FEU
3,000
2,500
2,000
1,500
1,000
500
-
(3%)
2002
2003
2004
2005
2006
Fixed Cost
Variable Cost
Bunker Cost

Liner Fuel Cost Increases

Higher fuel prices, resulting in higher bunker costs and land transport fuel surcharges, have added significant costs over the past 4 years



US$m
200
150
100
50
-
Higher fuel prices:
US$512m more costs
between
2003 – 2006
2003
2004
2005
2006



Industry Global Demand & Supply



While nominal supply growth is still expected to exceed demand growth in 2007, the demand/supply gap is expected to be narrower than that seen last year.



16%
14%
12%
10%
8%
6%
4%
2%
0%
% Growth
Container Trade Growth
Container Capable Fleet Growth
1999
2000
2001
2002
2003
2004
2005
2006
2007f



Source: Clarkson Research Studies Dec 06

Industry Growth by Tradelane

- **Demand growth was strong in the key long haul tradelanes**
  - *Trans-Pacific Eastbound trade grew 12% while Asia-Europe Westbound trade increased 17%*



Trans-Pacific EB
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
12%
2003
2004
2005
2006
Asia-Europe WB
24.0%
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
17%
2003
2004
2005
2006



Source: JOC for Trans-Pacific EB growth; FEFC for Asia-Europe WB growth

Liner New Vessel Commitments



The liner vessel fleet will continue to be expanded, in line with our target to grow capacity to meet market demand.

New vessel commitments currently number 28, to be delivered between 2007 to 2009. Of these, 7 are scheduled for the current year, providing for capacity growth of 10%.

Vessel Name	07 Delivery	Capacity (TEU)
APL Sokhna	2Q	3,500
APL Norway	3Q	6,400
APL Austria	3Q	6,400
APL Amman	3Q	3,500
APL Guangzhou	3Q	3,400
APL Seattle	3Q	3,400
APL Sharjah	4Q	3,500



Number of Vessels
16
14
12
10
8
6
4
2
0
Units Size
6 3,500
4 4,250
14 6,350
4 8,100 *
2007
2008
2009
Year of Delivery



* The 4 x 8,100 ships are part of a joint service loop with MOL in Asia-Europe, scheduled for 2008



3. Operating Performance
Logistics


APL
APL Logistics
Part of the NOL Group

Logistics 2006 Highlights



- International Services revenues improved on strong volume growth in ocean forwarding
- Strong financial performance in Automotive Logistics product lines
- Investments in IT, sales, integration and Indian Rail start-up costs impacted Core EBIT



Logistics P&L Summary

US$m	2006	2005	% ▲	4Q06	4Q05	% ▲
Revenue	**1,310**	1,290	2	**361**	374	(3)
Core EBITDA	**66**	68	(3)	**15**	14	7
• Depreciation & Amortisation	**(12)**	(11)	9	**(4)**	(2)	100
Core EBIT[1]	**54**	57	(5)	**11**	12	(8)
Core EBIT Margin	**4.1%**	4.4%		**3.0%**	3.2%	


APL
APL Logistics

[1] *Core EBIT for 2005 and 2006 has been restated between APL Logistics and the other business segments*

Performance Breakdown


NOL

Business Segment	2006	2005	% ▲	4Q06	4Q05	% ▲
Revenue	**1,310**	**1,290**	**2**	**361**	**374**	**(3)**
Contract Logistics	*871*	*862*	*1*	*235*	*252*	*(7)*
International Services	*439*	*428*	*3*	*126*	*122*	*3*
Core EBIT[1]	**54**	**57**	**(5)**	**11**	**12**	**(8)**
Contract Logistics	*21*	*22*	*(5)*	*5*	*6*	*(17)*
International Services	*33*	*35*	*(6)*	*6*	*6*	*0*
Core EBIT Margin	**4.1%**	**4.4%**		**3.0%**	**3.2%**	
Contract Logistics	*2.4%*	*2.6%*		*2.1%*	*2.4%*	
International Services	*7.5%*	*8.2%*		*4.8%*	*4.9%*	


APL
APL Logistics

[1] *Core EBIT for 2005 and 2006 has been restated*



Contract Logistics

- Multi-user warehouse facility utilizations declined slightly to 92%
- Improved performance in Automotive and Apparel vertical products
- U.S. Domestic Intermodal service levels continue to decline
- Challenging market conditions remain for the Freight Management and Warehousing operations



US$m
Revenue
1000
800
600
400
200
0
2002
2003
2004
2005
2006



APL
APL Logistics

International Services



- Success in leveraging Asia logistics network and account base
- Ocean rate decline slowed revenue growth on strong volumes
- Grew origin and destination revenue extensions to Ocean Transport
- Operational diversification positions APLL well for future growth



US$m
Revenue
500
400
300
200
100
0
2002
2003
2004
2005
2006



APL
APL Logistics

Logistics' 2006 Revenue Trend – By Region

The Asia/Middle East region continues to register the strongest YoY revenue growth accounting for 19% of revenues. Focus will continue to be on Asia as the driver of growth.



US$m
1400
1200
1000
800
600
400
200
0
16%
13%
71%
16%
13%
71%
17%
14%
69%
19%
14%
67%
2003
2004
2005
2006
Americas
Europe
Asia & Middle East



APL
APL Logistics

Logistics Revenue Trend – By Customer Segment



NOL

Product development continues to focus in target verticals, Apparel, Automotive and High Tech/Electronics.



US$m
1400
1200
1000
800
600
400
200
0
14%
11%
17%
25%
33%
16%
12%
14%
23%
35%
16%
10%
14%
27%
33%
14%
10%
16%
25%
35%
2003
2004
2005
2006
Auto/Industrial
Retail
Consumer
Others
Electronics/High Tech



APL
APL Logistics

Logistics: New Services

New products and services have, and will continue, to be introduced to bring added value to customers.

a) OceanGuaranteed was introduced last year to strong demand

- Strong customer demand – 99.9% on-time performance
- More geographies introduced - new origins announced

b) Indian Rail to begin operations in 2Q 2007

- Invested US$15m in rail cars – 2 rakes currently in production
- Land acquisition for the first Inland Container Depot (ICD) proceeding


APL
APL Logistics


NOL

End of Presentation

Thank You

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg


APL
APL Logistics

Part of the NOL Group

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Feb-2007 19:28:20
Announcement No.	00200

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Presentation on NOL 2006 Full Year Results by NOL Group President & Chief Executive Officer

Description

NOL Group President & Chief Executive Officer presented to Investors and Media in relation to the 2006 Full Year Results on 27 February 2007 at 5.45 pm.

Attached is the presentation.

Attachments:

NOL_FY06_CEO_Speech_27Feb07.pdf
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Neptune Orient Lines Limited 2006 Full Year Results
Presentation to Investors and Media, Singapore
27 February, 2007
Thomas Held, Group President and Chief Executive Officer

To those of you I have not previously met – many of you – good evening.

With me I have my management team:

- Cedric Foo, NOL's Group Deputy President and Chief Financial Officer, who will make some comments on the results shortly.

- Also with us are the three other members of my Group Executive Team – Ron Widdows, CEO of Liner, Brian Lutt, President Logistics and Wu Choy Peng, Group Chief Information Officer.

All of us will be available to answer your questions later on.

It's a pleasure to meet you all, and it's a pleasure also to speak to you about the solid result our company has reported for 2006, in the face of a difficult operating environment:

[Slide – Financial highlights]

- Revenues held steady year-on-year at US$7.3 billion, in the face of a 7% decline in average revenues per FEU in our liner business. The revenue result therefore reflects higher volumes in our business.

- Core EBIT, at $401 million, was 55% lower than in 2005 reflecting, in addition to lower rates, significantly higher fuel-related costs.

- Our headline Net Profit Before Non-recurring Items was $344 million, down 57% from 2005.

- We benefited from a net $20 million uplift from non-recurring items, meaning we posted an overall Net Profit of $364 million.

NOL Group's Earnings per Share for the year was 25 US cents, and our Return on Equity was 18%.

A solid performance, in my opinion.

Our performance compares well with other companies who serve global container shipping markets.

Like us, our competitors have been dealing with the combined impact of lower average freight rates and sharply increased fuel costs. Many of those competitors have reported more significant drops in profitability over the last several months.

So this performance is a credit to the management team here at NOL.

On the liner side, we have again executed well a proven formula of keeping our network tight, achieving high asset utilisation and maximising yields.

On the logistics side, this was a year of realigning our business, with some growth in our Asia origin business.

And across the board we have been focused on controlling our costs.

So, as someone who has only recently joined the company – now having been here nearly four months – I am pleased to have confirmation that NOL is one of the very best performers in this ocean-based sector of the global logistics industry.

And that this is a company which has consistently outperformed its competitors - not only during the up-cycle behind us, but again in the more difficult market conditions experienced in 2006.

I feel confident I've made a good decision to join this company, NOL.

And it's clear there is plenty of upside potential here.

[Slide – Foundations for future success]

Over the last few months I've had the opportunity to look at this company with fresh eyes, with very few preconceived ideas.

The NOL Group has some great strengths, which will be foundations for our future success.

First, the company's position as a leading value added service provider in our global industry.

We have a powerful core liner business, complemented by a range of value adding services; strong existing intermodal capabilities; and a strategic network of terminals.

Second, our track record of innovation. We have a long history of innovations; it's part of our D.N.A. We'll be looking to be even more innovative in the future.

Third, we possess a very strong footprint in Asia. As a company we have very deep knowledge of the markets in this geography.

Asia will continue to be the fastest growing region of the world for the foreseeable future, and we are well placed to capitalise on the economic dynamics going on all around us.

Together, these strengths give us a tremendous platform for our future growth. With the diverse range of value adding logistics services we already provide, there is clear potential for our Group to become a more significant player in the global logistics industry.

Additionally, there is an opportunity here to significantly increase productivity and pursue the goal of leadership in costs, as well as innovation.

I will briefly discuss each of these factors in turn.

[Slide – Value added services]

Starting with NOL Group's position as a leading value added service provider ...

This company is known for its Service Excellence. It has a very extensive global network of offices and assets.

Our strong core liner business enjoys a premium positioning in its markets, and tremendous customer relationships.

Our customer list is particularly strong in the US, and includes a large number of Fortune 500 companies.

We have a deserved reputation for responsiveness and efficiency.

And our sound logistics platform, which includes extensive door-to-door delivery and other extended services, provides an excellent foundation from which to grow and succeed in the future.

Our company has intermodal capabilities which are market-leading, particularly in North America.

Just one example - one third of our group's Transpacific volumes are carried on the rail network once they arrive in the United States. That's a large cargo load.

This kind of intermodal presence is something we are moving to replicate in other geographies – notably, at present, in India.

[Slide – Value added services, 2]

The company has tremendous strengths in logistics across many different aspects – and this has not been as visible to the investment marketplace as it might have been. This will change going forward.

Not all of our logistics capabilities reside within our Logistics reporting segment, in the business unit we call APL Logistics. Some are on the liner side.

Within our core liner shipping business, we are already providing many value adding logistics services.

Our capabilities are very strong across terminal activities, rail, trucking and warehouse management. We have a leading market position in consolidation and deconsolidation services. And we have excellent cargo tracking, customs clearance, and documentation capabilities. Also, a good position in freight forwarding, especially ocean freight services.

[Slide – Innovation]

Our company has a long track record of innovation.

The introduction of post panamax vessels; double stack trains; big boxes, including 45, 48 and 53 foot containers; Double Suez US East Coast liner services – our Group pioneered all of these industry breakthroughs.

Arguably, this has been the most innovative company in the shipping industry, over many decades - a natural consequence of our focus on the high value add and premium aspects of container shipping.

Innovation is a topic I feel strongly about. It's a critical differentiator in a world in which our customers' supply chains are becoming more complex each day.

And today our company continues to have a strong reputation as a leading innovator in the markets we serve.

[Slide – NOL's innovations]

Let me give you three quite recent examples.

The first example is the way our pioneering LinerTrain™ service operates today in North America, offering on-dock rail services from our dedicated container terminal facilities, with expedited trains.

This allows many of our customers to not just have their cargoes carried on fast, direct premium ocean services – when their cargo hits US soil, they can access that first train.

This service is one important reason why our company has the largest share of the market for carrying garments from Asia into the North Eastern United States.

A second example is our new premium expedited ocean freight service for less than container load shipments – OceanGuaranteed - launched in the second half of last year.

This really is a continuation of our tradition of innovative service.

Through OceanGuaranteed, we are now offering a time-guaranteed alternative to airfreight between five Asian countries and the US. Offering the time definite assurance is unique in the ocean freight sector.

The approach here is in line with our company's focus on providing the fastest, most reliable services available in the market.

A third example - in India, during the second quarter of this year, we will be commencing a pioneering new rail service.

We will soon begin operating freight trains under the APL IndiaLinx™ brand.

So we are continuing to build upon our tradition of innovation.

I've said to our employees that, under my leadership, NOL, APL and APL Logistics will have a renewed commitment to innovation, as a key element of our strong customer orientation. This will be reflected in new services, and new ways of doing business.

We'll be focusing on more fully capitalising on the unique and distinctive characteristics of our company, as we lift our performance and enhance our market position.

Turning now to Terminals ...

[Slide – Terminal network: strategic locations]

The extent of the NOL Group's container terminal activities is another feature of the company which is not well known.

Our group of terminal assets is the twelfth largest terminals business in the world, as Drewry Consultants highlighted in a major report published last year.

We currently operate a network of nine container terminal facilities – at four locations on the West Coast of the United States (Los Angeles, Oakland, Seattle and Dutch Harbor in Alaska); Yokohama and Kobe in Japan; Kaohsiung in Taiwan; Laem Chabang in Thailand and at Ho Chi Minh City in Vietnam.

The last two are joint venture companies in which we have major shareholdings.

We are actively seeking to expand our network of terminals into new geographies, and we're well advanced with a number of opportunities.

In northern China, at Qingdao, we have just this month negotiated access to an important new terminal concession - at a location which will be our future hub for northern China operations.

We are also actively investing in the expansion of our existing terminals. Most of our facilities are expandable, and some are being expanded right now.

Our Middle Harbor facility at Oakland on San Francisco Bay is getting a makeover that will increase its storage capacity by almost 60% and nearly triple its annual lift capacity. The first of three construction phases is proceeding on schedule and the entire project is planned for completion by mid 2008.

We announced in January a capital program for our Vietnam International Container Terminal joint venture in Ho Chi Minh City. We will invest to increase the berth length by 192 metres and to double the container handling capacity to 900,000 TEU per annum.

And, in the near future, we will be investing to further develop our key Global Gateway South facility in Los Angeles, which has latent capacity.

I had the opportunity to visit this facility just two weeks ago, and it was quite exciting to sense the potential of that place, especially as we ramp up its productivity.

In an environment of congestion and chokepoints, it's great to have in our portfolio a key asset such as the Global Gateway South terminal.

Our network of terminals is an important, strategic part of our integrated business.

Our ownership of facilities in key locations enhances our ability to run a tight network and meet our customers' service delivery requirements.

[Slide – Strength in Asia]

A major set of strengths for this company relate to our market-leading footprint in Asia.

As a newly arrived European, I don't need to remind this audience that here in Asia we are sitting in the middle of one of the great explosions in economic activity the world has seen.

The ongoing double digit growth rates we are experiencing in global trade and containerised volumes create a fabulous business environment for companies who know how to tap into the growth.

Asia is our home base, and as an organisation we possess very deep knowledge of the markets here.

We have strong Asia origin landside capabilities, which we are actively working to expand.

The majority of our shipping assets rotate within the Asian region and give us comprehensive coverage of all Asia-related tradelanes. 76 out of our current 97 liner services touch Asia.

The Asian region is our centre of gravity.

Coupled with our traditional strengths in the Transpacific trade and our intermodal capabilities at the North American end, these strengths in Asia provide one of the foundations for our future success.

Expect to see this company working hard over the period ahead to fully capitalise on the high growth occurring in Asia.

[Slide – Platform for growth]

A key message today is that this company will be embarking on a new phase of profitable growth.

It is the right time for us to accelerate the pace at which we are expanding.

I personally am strongly committed to designing and implementing a clear strategy for profitable growth and innovation, which creates long-term value for shareholders.

NOL's way forward will be built around organic growth – and we will also be on the lookout for merger and acquisition opportunities.

Now, we are well aware you will be looking for specifics from us about our objectives and targets. Our aim will be to deliver some greater detail to you in the near future.

A priority for our management group right now is defining the specific areas in which we believe we can grow, profitably.

Our growth will involve: filling capability gaps in logistics; broadening our depth geographically; expanding our terminal network; and renewing the growth of our liner fleet.

We have seven vessels scheduled to be delivered into our fleet during 2007, providing for a 10% growth in capacity. And, to date, we have commitments for 28 new vessels to be delivered over the 2007 to 2009 period.

A very important facilitator of growth is information technology. We will have an ongoing focus on strengthening NOL's I.T. systems to establish this as an unquestioned area of competitive strength for our Group. This will involve considerable investment in future years.

[Slide – Cost leadership]

We have an important piece of work underway to define more precisely the activities which are 'value drivers' for our company.

With this will come insights that will allow us to raise productivity and pursue the goal of industry leadership in both innovation and costs.

A simultaneous focus on innovation and costs is entirely possible. They are not opposites.

Innovative companies find ways of doing things with greater efficiency. We will be looking to innovate for cost leadership.

As I said earlier, it feels as though there is a great opportunity here to significantly increase productivity, by becoming very focused in this area.

Part of our approach will be to pay particular attention to the efficiency of our systems and processes - getting them faster and more customer oriented.

In 2006, the organisation delivered cost mitigation of more than US$100 million.

In 2007, the focus on cost management will continue, and it will accelerate and sharpen, as we aim to move in the direction of cost leadership.

There will be close scrutiny of the level of our general & administrative (G&A) costs.

In the transport and logistics sector my experience has been that the cost leaders are generally also the industry leaders.

[Slide – Industry outlook]

Just before handing over to Cedric, who will discuss the 2006 results in more detail, I would like to say a few words about the prospects for our company – and the industry outlook.

Macro-economic and cargo demand forecasts suggest that demand should continue to grow throughout 2007 in most markets.

The trends of increasing globalisation of companies' supply chains and continuing outsourcing of production and assembly to lower cost locations, especially to Asia, show no sign of softening.

This is a great business to be in – servicing the double digit growth we are seeing annually in world trade – and this is likely to continue driving favourable business conditions for the winning, excellent logistics companies in the time to come.

In the particular subset of global logistics that has so much impact on our company's financial results – ocean container shipping markets – the outlook, here in February 2007, is more positive than it was a year ago.

However, most analysts take the view that the market will remain in oversupply. At the same time, continuous cost pressures can be anticipated from high fuel and landside costs.

Going forward, NOL will continue to focus on delivering excellent services to our customers, consistent with our reputation as a premium service provider. We will have a renewed commitment to growth and innovation. At the same time, we will be working to improve productivity and better manage costs in all aspects of our business.

Finally, I would like to say just a few words about our strong and flexible capital structure. This company's excellent operating track record generates consistently strong cash flows.

As at the end of December last year we are once again in a net cash position.

The balance sheet provides tremendous potential for the company to move forward to execute a strategy of profitable growth.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Feb-2007 17:29:30
Announcement No.	00092

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Notification Pursuant to Rule 704(11) of the Listing Manual

Description

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we hereby confirm, to the best of our knowledge as of the date hereof, that none of the persons holding managerial positions in the Company or its principal subsidiaries is a relative to a Director or Chief Executive Officer or Substantial Shareholder of the Company.

Attachments:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Feb-2007 17:43:00
Announcement No.	00112

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL to partner with SITC in Qingdao container terminal venture
Description	Please see attached Media Release on the above subject.
Attachments:	Qingdao_concession_27Feb2007.pdf Total size = **53K** (2048K size limit recommended)

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FOR IMMEDIATE RELEASE

NOL to partner with SITC in Qingdao container terminal venture

New facility to deliver improved access to northern China manufacturing hotspots

Singapore, 27 February 2007 – Global container transportation and logistics group, Neptune Orient Lines Limited (NOL), today announced that it has entered into an agreement with SITC Group (SITC) to form a 50:50 joint venture company to build and operate a container terminal in the port of Qingdao in northern China.

The joint venture will develop a container handling facility in Qingdao in accordance with a terminal concession awarded to SITC in 2005.

Both NOL's liner shipping arm, APL, and SITC will contribute substantial container volumes to the new facility, once it is operational.

NOL Group President & CEO, Thomas Held, said: "At NOL we are actively seeking to expand our network of strategic terminal assets into new geographies in response to customer demand. This is a significant step forward in extending our container terminal business. We are very pleased to have entered into this partnership with SITC to develop a terminal in a location that will be the future hub for our northern China operations."

Qingdao is China's third-busiest container port and is strategically located near the southern entry to Bohai Bay. It is already an important hub for the range of line haul and feeder shipping services operated by APL.

NOL and SITC will now proceed with detailed planning and engineering work for the construction of a container terminal facility at Qingdao. There will be further updates in due course.

NOL Group currently operates a network of seven terminals globally – four on the west coast of the United States at Los Angeles, Oakland, Seattle and Dutch Harbor, Alaska; two in Japan at Yokohama and Kobe; and one at Kaohsiung, Taiwan. In addition, NOL Group has joint venture interests in terminals at Laem Chabang in Thailand and Ho Chi Minh City in Vietnam.



About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About SITC

SITC is a comprehensive transportation corporation with modernisation, diversity and internationalisation, covering a wide business scope of container lines services, integrated logistics, airfreight and express services, warehousing, customs broker, trucking, ship owners, domestic and coastal shipping, shipping management, shipping agency and shipbroker. SITC Web site: www.sitc.com.cn

NOL

Contact details:

Media Enquiries:
Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6275 8131
paul_barrett@nol.com.sg

Investor Enquiries:
Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

Enquiries:
Liu Kecheng
Director Corporate Communications
Telephone: (86) 532 8299 0806
Facsimile: (86) 532 8267 2888
KECHENG_L@SITC.COM.CN

END